PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-209682 and 333-209682-01 Dated March 26, 2018

JPMorgan Chase Financial Company LLC Trigger Digital Notes

$5,265,000 Linked to the 10-Year U.S. Dollar ICE Swap Rate due March 31, 2020

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Investment Description
Trigger Digital Notes, which we refer to as the “Notes,” are unsecured and unsubordinated debt securities issued by JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co., with a return linked to the percentage change in the 10-Year U.S. Dollar ICE Swap Rate (the “Reference Rate”) from the Initial Value (the Reference Rate on the Trade Date) to the Final Value (the Reference Rate on the Final Valuation Date). The Reference Rate, at any given time, generally indicates the fixed rate of interest (paid semiannually) that a counterparty in the swaps market would have to pay for a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate for that same maturity. The Reference Rate is one of the market-accepted indicators of longer-term interest rates. If the Final Value is greater than or equal to the Digital Barrier, JPMorgan Financial will repay your principal amount at maturity and pay a return equal to the Digital Return of 16.75%. If the Final Value is less than the Digital Barrier but is greater than or equal to the Downside Threshold, JPMorgan Financial will repay your principal amount at maturity. However, if the Final Value is less than the Downside Threshold, JPMorgan Financial will repay less than your principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Reference Rate Return. In this case, you will have full downside exposure to the Reference Rate from the Initial Value to the Final Value and could lose all of your principal amount. An investment in the Notes is highly risky. Because the payment at maturity is based on the percentage change of the Reference Rate from the Initial Value to the Final Value, a very small percentage point change in the Reference Rate can result in a significant loss on the Notes. For example, assuming a hypothetical Initial Value of 2.90%, you will lose some or all of your principal if the Final Value is less than the hypothetical Downside Threshold of 2.32% (80% of the hypothetical Initial Value), which represents a decrease of only 0.58 or more percentage points from the hypothetical Initial Value. If the Final Value were to decline to 0.87%, while that represents only a 2.03 percentage point decline in the Reference Rate, that movement actually represents a 70% decline from the hypothetical Initial Value to the hypothetical Final Value, and you would lose 70% of your principal. If the Final Value is zero or negative, you will lose all of your principal. Investing in the Notes involves significant risks. You may lose some or all of your principal amount. The Notes will not pay interest (based on the Reference Rate or otherwise). The contingent repayment of principal and the Digital Return apply only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial, as issuer of the Notes, and the creditworthiness of JPMorgan Chase & Co., as guarantor of the Notes. If JPMorgan Financial and JPMorgan Chase & Co. were to default on their payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑  Digital Return Feature — If the Final Value is greater than or equal to the Digital Barrier, JPMorgan Financial will repay your principal amount at maturity and pay a return equal to the Digital Return, regardless of any appreciation of the Reference Rate. However, if the Final Value is less than the Downside Threshold, investors will be exposed to the negative Reference Rate Return at maturity.

❑  Downside Exposure with Contingent Repayment of Principal at Maturity — If the Final Value is less than the Digital Barrier but is greater than or equal to the Downside Threshold, JPMorgan Financial will repay your principal amount at maturity. However, if the Final Value is less than the Downside Threshold, JPMorgan Financial will repay less than your principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Reference Rate Return.  You may lose some or all of your principal. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial and JPMorgan Chase & Co.

Key Dates
Trade Date	March 26, 2018
Original Issue Date (Settlement Date)[1]	March 29, 2018
Final Valuation Date[2]	March 26, 2020
Maturity Date[2]	March 31, 2020
[1] See “Supplemental Plan of Distribution for more details on the expected Settlement Date.

[2]    Subject to adjustment as described under “Supplemental terms of the Notes” in this pricing supplement or postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN FINANCIAL IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE REFERENCE RATE. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN FINANCIAL FULLY AND UNCONDITIONALLY GUARANTEED BY JPMORGAN CHASE & CO. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT, UNDER “RISK FACTORS” BEGINNING ON PAGE PS-10 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

Security Offering
We are offering Trigger Digital Notes linked to the 10-Year U.S. Dollar ICE Swap Rate. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Reference Rate	Digital Return	Initial Value	Digital Barrier	Downside Threshold	CUSIP / ISIN
10-Year U.S. Dollar ICE Swap Rate determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement	16.75%	2.859%	2.859%, which is 100% of the Initial Value	2.2872%, which is 80% of the Initial Value	48129L512 / US48129L5122

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Issuer
Offering of Notes	Total	Per Security	Total	Per Security	Total	Per Security
Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate	$5,265,000	$10.00	$105,300	$0.20	$5,159,700	$9.80
1	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.
2	UBS Financial Services Inc., which we refer to as UBS, will receive selling commissions from us of $0.20 per $10 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement, as supplemented by “Supplemental Plan of Distribution” in this pricing supplement.

The estimated value of the Notes, when the terms of the Notes were set, was $9.435 per $10 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these Notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Product supplement no. UBS-1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012642/crt-dp64836_424b2.pdf

t	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, the “Issuer,” “JPMorgan Financial,” “we,” “us” and “our” refer to JPMorgan Chase Financial Company LLC.

Supplemental Terms of the Notes

The Final Valuation Date is a Determination Date for purposes of the accompanying product supplement, but it is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to any day, the Reference Rate refers to the 10-Year U.S. Dollar ICE Swap Rate, which is the rate for a U.S. dollar interest rate swap with a designated maturity of 10 years that appears on Reuters page “ICESWAP1” (or any successor page) at approximately 11:15 a.m., New York City time, on the that day, as determined by the calculation agent. This rate is currently administered by ICE Benchmark Administration Limited. If, on any day, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine the Reference Rate for that day on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers, which may include the calculation agent or its affiliates, in the New York City interbank market at approximately 3:00 p.m., New York City time, on that day. For this purpose, the mid-market, semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term commencing on that day and in an amount, as determined by the calculation agent, that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (LIBOR). The calculation agent will select the five swap dealers and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the Reference Rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate on that day will be determined by the calculation agent, in good faith and in a commercially reasonable manner.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

t   You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal amount.

t   You understand that a very small percentage point decrease in the Reference Rate from the Initial Value to the Final Value can result in a significant loss on the Notes and that an investment in the Notes is highly risky.

t   You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as a hypothetical investment in the Reference Rate.

t   You believe the level of the Reference Rate is likely to close at or above the Digital Barrier on the Final Valuation Date and will not increase by a greater percentage than the Digital Return over the term of the Notes.

t   You understand and accept that you will not participate in any appreciation of the Reference Rate and your potential return is limited to the Digital Return.

t   You are willing to invest in the Notes based on the Digital Return listed on the cover hereof.

t   You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations of the Reference Rate.

t   You do not seek current income from your investment and understand and accept that the Notes do not pay interest based on the Reference Rate.

t   You are willing and able to hold the Notes to maturity.

t   You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Notes LLC, which we refer to as JPMS, is willing to trade the Notes.

t   You are familiar with the Reference Rate, you understand the factors that influence the Reference Rate and interest rates generally, and you understand and accept the risks associated with the Reference Rate.

t   You are willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, and understand that if JPMorgan Financial and JPMorgan Chase & Co. default on their obligations, you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

t   You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal amount.

t   You do not seek an investment in which a very small percentage point decrease in the Reference Rate from the Initial Value to the Final Value can result in a significant loss on the Notes or an investment that is highly risky.

t   You believe the Reference Rate is unlikely to close at or above its Digital Barrier on the Final Valuation Date.

t   You require an investment designed to provide a full return of principal at maturity.

t   You cannot tolerate a loss of all or a substantial portion of your investment, or you are not willing to make an investment that may have the same downside market risk as a hypothetical investment in the Reference Rate.

t   You believe the level of the Reference Rate will decline over the term of the Notes and is likely to close below the Downside Threshold on the Final Valuation Date or will increase by a greater percentage than the Digital Return over the term of the Notes.

t   You seek an investment that participates in any appreciation of the Reference Rate or that has unlimited return potential.

t   You are unwilling to invest in the Notes based on the Digital Return listed on the cover hereof.

t   You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations of the Reference Rate.

t   You seek current income from your investment or prefer an investment that pays interest based on the Reference Rate.

t   You are unwilling or unable to hold the Notes to maturity or seek an investment for which there will be an active secondary market.

t    You are not familiar with the Reference Rate, you do not understand the factors that influence the Reference Rate or interest rates generally, or you do not understand or accept the risks associated with the Reference Rate.

t   You are not willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” section of this pricing supplement and the “Risk Factors” section of the accompanying product supplement for risks related to an investment in the Notes. For more information on the Reference Rate, please see the section titled “The Reference Rate” below.

Final Terms
Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Issue Price:	$10.00 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Principal Amount:	$10.00 per Note. The payment at maturity will be based on the principal amount.
Reference Rate:	10-Year U.S. Dollar ICE Swap Rate determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Term:	Approximately 2 years
Payment at Maturity (per $10 principal amount Note):

If the Final Value is greater than or equal to the Digital Barrier, JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Digital Return)

If the Final Value is less than the Digital Barrier but is greater than or equal to the Downside Threshold, JPMorgan Financial will pay you a cash payment at maturity of $10.00 per $10 principal amount Note.

If the Final Value is less than the Downside Threshold, JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Reference Rate Return)

In this scenario, you will not receive any Digital Return, you will be exposed to the percentage decline of the Reference Rate and you will lose some or all of your principal amount in an amount proportionate to the negative Reference Rate Return.

Reference Rate Return:	(Final Value – Initial Value) Initial Value In no event, however, will the Reference Rate Return be less than -100%.
Digital Return:	16.75%
Initial Value:	The Reference Rate on the Trade Date, as specified on the cover of this pricing supplement
Final Value:	The Reference Rate on the Final Valuation Date
Digital Barrier:	100% of the Initial Value, as specified on the cover of this pricing supplement
Downside Threshold:	80% of the Initial Value, as specified on the cover of this pricing supplement

Investment Timeline

Trade Date	The Initial Value is observed. The Digital Barrier and Downside Threshold are determined and the Digital Return is finalized.

Maturity Date

The Final Value and the Reference Rate Return are determined.

If the Final Value is greater than or equal to the Digital Barrier, JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Digital Return)

If the Final Value is less than the Digital Barrier but is greater than or equal to the Downside Threshold, JPMorgan Financial will pay you a cash payment at maturity of $10.00 per $10 principal amount Note.

If the Final Value is less than the Downside Threshold, JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Reference Rate Return)

Under these circumstances, you will be exposed to the percentage decline of the Reference Rate and you will lose some or all of your principal amount.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. IF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. WERE TO DEFAULT ON THEIR PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-1-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, although not free from doubt, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the Notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the Notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a Note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the Notes.

Key Risks

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and under this “Key Risks” section. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

Risks Relating to the Notes Generally

t	Your Investment in the Notes May Result in a Loss — The Notes differ from ordinary debt securities in that we will not necessarily repay the full principal amount of the Notes. We will pay you the principal amount of your Notes in cash only if the Final Value has not declined below the Downside Threshold. If the Final Value is less than the Downside Threshold, you will be exposed to the full percentage decline of the Reference Rate and will lose some or all of your principal amount in an amount proportionate to the negative Reference Rate Return. Accordingly, you could lose up to your entire principal amount at maturity.

Furthermore, because the payment at maturity is based on the percentage change of the Reference Rate from the Initial Value to the Final Value, a very small percentage point change in the Reference Rate can result in a significant loss on the Notes and an investment in the Notes is highly risky. For example, based on a hypothetical Initial Value of 2.90%, if the Final Value were to decline to 0.87%, while that represents only a 2.03 percentage point decline in the Reference Rate, that movement actually represents a 70% decline from the hypothetical Initial Value to the hypothetical Final Value, and investors would lose 70% of the stated principal amount. If the Final Value is zero or negative, you will lose all of your principal.

t	Your Return On The Notes Is Based On The Performance Of The Reference Rate, Which May Decline Significantly During The Term Of The Notes, Or May Become Negative — The Reference Rate may decline significantly during the term of the Notes, or may become negative, as a result of the factors described under "— The Reference Rate Will Be Affected by a Number of Factors" and “— The Reference Rate May Be Volatile” below. An investment in the Notes is highly risky. You should not invest in the Notes if you do not understand the Reference Rate or longer-term interest rates in the United States.

t	Credit Risks of JPMorgan Financial and JPMorgan Chase & Co. — The Notes are unsecured and unsubordinated debt obligations of the Issuer, JPMorgan Chase Financial Company LLC, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. The Notes will rank pari passu with all of our other unsecured and unsubordinated obligations, and the related guarantee JPMorgan Chase & Co. will rank pari passu with all of JPMorgan Chase & Co.’s other unsecured and unsubordinated obligations. The Notes and related guarantees are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Financial and JPMorgan Chase & Co. to satisfy their obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Financial and JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Financial and JPMorgan Chase & Co. were to default on their obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

t	As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Limited Assets — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

t	The Appreciation Potential of the Notes Is Limited by the Digital Return — The appreciation potential of the Notes is limited by the Digital Return. If the Final Value is greater than or equal to the Digital Barrier, at maturity we will repay your principal amount, plus a return equal to the Digital Return, regardless of any appreciation of the Reference Rate. Accordingly, the appreciation potential of the Notes will be limited by the Digital Return even if the Reference Rate Return is greater than the Digital Return.

t	The Digital Return Applies Only If You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, if any, the price you receive likely will not reflect the full economic value of the Digital Return or the Notes themselves, and the return you realize may be less than the Reference Rate’s return, even if that return is positive. You can receive the full benefit of the Digital Return from JPMorgan Financial only if you hold your Notes to maturity.

t	The Contingent Repayment of Principal Applies Only If You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss relative to your initial investment even if the Reference Rate is above the Downside Threshold. If you hold the Notes to maturity, JPMorgan Financial will repay your principal amount as long as the Final Value is not below the Downside Threshold. However, if the Final Value is less than the Downside Threshold, JPMorgan Financial will repay less than the principal amount, if anything, resulting in a loss that is proportionate to the decline in the Reference Rate from the Initial Value to the Final Value. The contingent repayment of principal based on whether the Final Value is below the Downside Threshold applies only if you hold your Notes to maturity.

t	Your Ability to Receive the Digital Return May Terminate on the Final Valuation Date — If the Final Value is less than the Digital Barrier, you will not be entitled to receive the Digital Return on the Notes. Under these circumstances, if the Final Value is also less than the Downside Threshold, you will lose some or all of your principal amount in an amount proportionate to the negative Reference Rate Return.

t	No Interest Payments — JPMorgan Financial will not make any interest payments (based on the Reference Rate or otherwise) to you with respect to the Notes.

t	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set, which we refer to as the estimated value of the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

t	The Probability That the Final Value Will Fall Below the Downside Threshold on the Final Valuation Date Will Depend on the Volatility of the Reference Rate — “Volatility" refers to the frequency and magnitude of changes in the Reference Rate. Greater expected volatility with respect to the Reference Rate reflects a higher expectation as of the Trade Date that the Reference Rate could be below the Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. However, the Reference Rate’s volatility can change significantly over the term of the Notes. The Reference Rate could fall sharply, which could result in a significant loss of principal.

t	The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes — The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes exceeds the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates — The estimated value of the Notes is determined by reference to internal pricing models of our affiliates when the terms of the Notes are set. This estimated value of the Notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate — The internal funding rate used in the determination of the estimated value of the Notes is based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

t	Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the Notes.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See “— Lack of Liquidity” below.

t	Many Economic and Market Factors Will Impact the Value of the Notes — As described under “The Estimated Value of the Notes” in this pricing supplement, the Notes can be thought of as securities that combine a fixed-income debt component with one or more derivatives. As a result, the factors that influence the values of fixed-income debt and derivative instruments will also influence the terms of the Notes at issuance and their value in the secondary market. Accordingly, the secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Reference Rate, including:

t	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

t	customary bid-ask spreads for similarly sized trades;

t	our internal secondary market funding rates for structured debt issuances;

t	the actual and expected volatility in the Reference Rate;

t	the time to maturity of the Notes;

t	interest and yield rates in the market generally;

t	the factors affecting the Reference Rate discussed under “— Risks Relating to the Reference Rate — The Reference Rate Will Be Affected by a Number of Factors”; and

t	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.

t	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

t	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold investments linked to the Reference Rate and could affect the Reference Rate, and therefore the market value of the Notes.

t	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

t	Potential JPMorgan Financial Impact on the Reference Rate — Trading or transactions by JPMorgan Financial or its affiliates in futures, options or other derivative products or instruments on the Reference Rate may adversely affect the Reference Rate and, therefore, the market value of the Notes.

Risks Relating to the Reference Rate

t	The Reference Rate Is Administered By ICE Benchmark Administration Limited, And One Of Our Affiliates Is Represented On The ICE Swap Rate Oversight Committee — The Reference Rate is administered by ICE Benchmark Administration Limited, and one of our affiliates is represented on the ICE Swap Rate Oversight Committee, which is responsible for monitoring the administration of the Reference Rate. We and our affiliates will have no obligation to consider your interests as a holder of the Notes in taking any actions in connection with participation on the ICE Swap Rate Oversight Committee that might affect the Reference Rate or the Notes.

t	The Reference Rate Will Be Affected by a Number of Factors —The Reference Rate will depend on a number of factors, including, but not limited to:

t	changes in, or perceptions about, future Reference Rate levels;

t	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rate;

t	prevailing interest rates: the Reference Rate is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; and

t	policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative effect on the performance of the Reference Rate and on the value of the Notes in the secondary Market.

t	The Reference Rate May Be Volatile —The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:

t sentiment regarding underlying strength in the U.S. and global economies;

t expectations regarding the level of price inflation;

t sentiment regarding credit quality in U.S. and global credit markets;

t central bank policy regarding interest rates; and

t performance of capital markets.

The Reference Rate may be negative. A Final Value that is less than the Downside Threshold will result in a reduction of principal payment at maturity. Even a small percentage point decline in the Reference Rate can result in a significant loss of principal. In addition, these and other factors may have a negative impact on the value of the Notes in the secondary market.

t	The Reference Rate And The Manner In Which It Is Calculated May Change In The Future — There can be no assurance that the method by which the Reference Rate are calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.

t	Uncertainty About The Future Of Libor May Adversely Affect The Reference Rate — The Reference Rate is based on a hypothetical interest rate swap referencing three-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator after 2021. It is not possible to predict the effect that this announcement will have on three-month U.S. dollar LIBOR and, therefore, the Reference Rate. This uncertainty may result in sudden or prolonged decreases in three-month U.S. dollar LIBOR and, therefore, the Reference Rate during the term of the notes, which may adversely affect the value of the notes and the payment at maturity of the notes.

t	The Reference Rate May Be Calculated Based On Dealer Quotations Or By The Calculation Agent In Good Faith And In A Commercially Reasonable Manner — If on the Final Valuation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine the Reference Rate for the Final Valuation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers, which may include the calculation agent or its affiliates, in the New York City interbank market at approximately 3:00 p.m., New York City time, on the Final Valuation Date. If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner. The Reference Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of the Reference Rate.

Hypothetical Examples and Return Table

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The following table and hypothetical examples below illustrate the payment at maturity per $10.00 principal amount Note for a hypothetical range of Reference Rate Returns from -100.00% to +100.00% on an offering of the Notes linked to a hypothetical Reference Rate, and assume a hypothetical Initial Value of 2.90%, a hypothetical Digital Barrier of 2.90%, a hypothetical Downside Threshold of 2.32% and a hypothetical Digital Return of 14.50%. The hypothetical Downside Threshold represents a decrease of only 0.56 percentage points from the hypothetical Initial Value. Accordingly, a very small percentage point change in the Reference Rate can result in a significant loss on the Notes, and an investment in the Notes is highly risky. The hypothetical Initial Value of 2.90% has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the level of the Reference Rate on the Trade Date and is specified on the cover of this pricing supplement. For historical data regarding the actual level of the Reference Rate, please see the historical information set forth under “The Reference Rate” in this pricing supplement. The actual Digital Barrier, Downside Threshold and Digital Return are specified on the cover of this pricing supplement. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. The actual payment at maturity may be more or less than the amounts displayed below and will be determined based on the actual terms of the Notes, including the Initial Value, the Digital Barrier, the Downside Threshold and the Digital Return and the Final Value on the Final Valuation Date. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Value	Reference Rate Return (%)[1]	Payment at Maturity ($)	Return at Maturity per $10.00 issue price (%)
5.80000%	100.00%	$11.45	14.50%
5.51000%	90.00%	$11.45	14.50%
5.22000%	80.00%	$11.45	14.50%
4.93000%	70.00%	$11.45	14.50%
4.64000%	60.00%	$11.45	14.50%
4.35000%	50.00%	$11.45	14.50%
4.06000%	40.00%	$11.45	14.50%
3.77000%	30.00%	$11.45	14.50%
3.48000%	20.00%	$11.45	14.50%
3.32050%	14.50%	$11.45	14.50%
3.19000%	10.00%	$11.45	14.50%
3.04500%	5.00%	$11.45	14.50%
2.97250%	2.50%	$11.45	14.50%
2.90000%	0.00%	$11.45	14.50%
2.75500%	-5.00%	$10.00	0.00%
2.61000%	-10.00%	$10.00	0.00%
2.32000%	-20.00%	$10.00	0.00%
2.31971%	-20.01%	$7.99	-20.01%
2.03000%	-30.00%	$7.00	-30.00%
1.74000%	-40.00%	$6.00	-40.00%
1.45000%	-50.00%	$5.00	-50.00%
1.16000%	-60.00%	$4.00	-60.00%
0.87000%	-70.00%	$3.00	-70.00%
0.58000%	-80.00%	$2.00	-80.00%
0.29000%	-90.00%	$1.00	-90.00%
0.00000%	-100.00%	$0.00	-100.00%
-0.29000%	-110.00%	$0.00	-100.00%
-0.58000%	-120.00%	$0.00	-100.00%

1 The Reference Rate Return will not be less than -100%, even if the Final Value is negative.

Example 1 — The Reference Rate increases from the Initial Value of 2.90% to the Final Value of 2.9725%.

Because the Final Value is greater than or equal to the Digital Barrier, at maturity, JPMorgan Financial will pay you your principal amount plus a return equal to the Digital Return, regardless of the appreciation of the Reference Rate, resulting in a payment at maturity of $11.45 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × the Digital Return)
$10.00 + ($10.00 × 14.50%) = $11.45

Example 2 — The Reference Rate increases from the Initial Value of 2.90% to the Final Value of 3.48%.
Because the Final Value is greater than or equal to the Digital Barrier and although the Reference Rate Return of 20% is greater than the Digital Return of 14.50%, at maturity, JPMorgan Financial will pay you your principal amount plus a return equal to only the Digital Return, regardless of the appreciation of the Reference Rate, resulting in a payment at maturity of $11.45 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × the Digital Return)
$10.00 + ($10.00 × 14.50%) = $11.45

Example 3 — The Reference Rate decreases from the Initial Value of 2.90% to the Final Value of 2.755%.
Even though the Reference Rate has declined, because the Final Value is greater than or equal to the Downside Threshold, at maturity, JPMorgan Financial will pay you your principal amount of $10.00 per $10 principal amount Note.

Example 4 — The Reference Rate decreases from the Initial Value of 2.90% to the Final Value of 1.16%.
Because the Final Value is less than the Downside Threshold and the Reference Rate Return is -60%, at maturity, JPMorgan Financial will pay you a payment at maturity of $4.00 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × Reference Rate Return)
$10.00 + ($10.00 × -60%) = $4.00

As this example illustrates, because the payment at maturity is based on the percentage change of the Reference Rate from the Initial Value to the Final Value, a very small percentage point change in the Reference Rate can result in a significant loss on the Notes. In this example, while the percentage point decline in the Reference Rate is only 1.74, that movement actually represents an 60% decline from the Initial Value to the Final Value, and investors would lose 60% of their principal amount at maturity

Example 5 — The Reference Rate decreases from the Initial Value of 2.90% to the Final Value of -0.58%.
Because the Final Value is less than the Downside Threshold and the Reference Rate Return would have been less than 100% but for the floor on the Reference Rate Return of -100%, the Reference Rate Return is -100%.  As a result, at maturity, the payment at maturity per $10 principal amount Note is $0, calculated as follows:

$10.00 + ($10.00 × Reference Rate Return)
$10.00 + ($10.00 × -100%) = $0

As this example illustrates, the Reference Rate may be negative, which would result in a decline from the Initial Value of more than 100%.  However, the Reference Rate Return will not be less than -100% and, accordingly, the payment at maturity will not be less than $0, even if the percentage decline from the Initial Value to the Final Value is greater than 100%.  If the Final Value is zero or negative, you will lose all of your principal amount at maturity.

If the Final Value is less than the Downside Threshold, investors will be exposed to the negative Reference Rate Return at maturity, resulting in a loss of principal that is proportionate to the Reference Rate’s decline from the Initial Value to the Final Value. Investors could lose some or all of their principal amount.

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

The Reference Rate

The 10-Year U.S. Dollar ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating three-month U.S. dollar LIBOR based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. Three-month U.S. dollar LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market without pledging any collateral or security.

Please see “Supplemental Terms of the Notes” in this pricing supplement for how the Reference Rate is determined.

Historical Information

The following table sets forth the quarterly high and low levels of the Reference Rate, based on daily levels of the Reference Rate as reported by the Bloomberg Professional® service (“Bloomberg”), without independent verification. The information given below is for the four calendar quarters in each of 2013, 2014, 2015, 2016 and 2017. Partial data is provided for the first calendar quarter of 2018. The Reference Rate on March 26, 2018 was 2.859%. We obtained the levels of the Reference Rate above and below from Bloomberg, without independent verification. You should not take the historical levels of the Reference Rate as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Period End
1/1/2013	3/31/2013	2.434%	1.929%	2.234%
4/1/2013	6/30/2013	2.338%	1.661%	1.772%
7/1/2013	9/30/2013	1.954%	1.541%	1.672%
10/1/2013	12/31/2013	1.861%	1.627%	1.785%
1/1/2014	3/31/2014	2.139%	1.848%	2.006%
4/1/2014	6/30/2014	2.857%	1.820%	2.713%
7/1/2014	9/30/2014	3.159%	2.685%	2.788%
10/1/2014	12/31/2014	3.086%	2.630%	3.086%
1/1/2015	3/31/2015	3.072%	2.743%	2.859%
4/1/2015	6/30/2015	2.925%	2.502%	2.624%
7/1/2015	9/30/2015	2.775%	2.479%	2.635%
10/1/2015	12/31/2015	2.622%	2.209%	2.306%
1/1/2016	3/31/2016	2.349%	1.815%	2.032%
4/1/2016	6/30/2016	2.554%	1.943%	2.458%
7/1/2016	9/30/2016	2.522%	2.007%	2.007%
10/1/2016	12/31/16	2.271%	1.925%	2.183%
1/1/2017	3/31/2017	2.165%	1.522%	1.666%
4/1/2017	6/30/2017	1.786%	1.342%	1.369%
7/1/2017	9/30/2017	1.550%	1.279%	1.436%
10/1/2017	12/31/2017	2.540%	1.473%	2.348%
1/1/2018	3/26/2018*	2.944%	2.432%	2.859%
*	As of the date of this pricing supplement, available information for the first calendar quarter of 2018 includes data for the period from January 1, 2018 through March 26, 2018. Accordingly, the “Quarterly High,” “Quarterly Low” and “Period End” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

The graph below illustrates the daily performance of the Reference Rate from January 1, 2008 through March 26, 2018, based on information from Bloomberg, without independent verification. The dotted lines represent the Digital Barrier of 2.859% and the Downside Threshold of 2.2872%, equal to 100% and 80%, respectively, of the Reference Rate on March 26, 2018.

Past performance of the Reference Rate is not indicative of the future performance of the Reference Rate.

The historical performance of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the Reference Rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Rate will result in the return of any of your principal amount.

Supplemental Plan of Distribution

We and JPMorgan Chase & Co. have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to the public or its affiliates at the price to public indicated on the cover hereof.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Supplemental Use of Proceeds” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying product supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Trade Date of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes is based on, among other things, our and our affiliates’

view of the funding values of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Key Risks — Risks Relating to the Notes Generally — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Key Risks — Risks Relating to the Notes Generally — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to UBS, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Key Risks — Risks Relating to the Notes Generally — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Key Risks — Risks Relating to the Notes Generally — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be up to seven months. The length of any such initial period reflects secondary market volumes for the Notes, the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Key Risks — Risks Relating to the Notes Generally — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Examples and Return Table” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Reference Rate” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to UBS, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the Notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.